Filed pursuant to Rule 424(b)(3)

Registration No. 333-283181

PROSPECTUS SUPPLEMENT No. 5

(to Prospectus dated February 14, 2025)

USA RARE EARTH, INC.

This prospectus supplement updates, amends and supplements the prospectus dated February 14, 2025 (the “Prospectus”), as which forms a part of our Registration Statement on Form S-4 (Registration No. 333-283181), as amended by Post-Effective Amendment No. 2 to our Registration Statement on Form S-4, filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2025. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in:

●	our Current Report on Form 8-K filed with the SEC on July 9, 2025, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

USA Rare Earth, Inc.’s Common Stock and Warrants are listed on the Nasdaq Stock Market LLC under the symbols “USAR” and “USARW,” respectively. On July 8, 2025, the closing price of our Common Stock was $9.84 per share and the closing price of our Warrants was $2.34 per Warrant.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 9, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 4, 2025

USA RARE EARTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41711	98-1720278
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 W Airport Road, Stillwater, OK	74075
(Address of principal executive offices)	(Zip Code)

(813)-867-6155

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock shares, par value $0.0001 per share	USAR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock, each at an exercise price of $11.50 per share	USARW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On July 4, 2025, Steve Ridge, the chief operating officer of USA Rare Earth, Inc. (the “Company”), retired from the Company, effective immediately. In connection with his retirement, the Company and Mr. Ridge entered into a separation agreement dated as of July 5, 2025 (the “Separation Agreement”), pursuant to which Mr. Ridge will continue to provide services to the Company for a three-month period as a consultant on a part-time basis to assist in the transition of his duties. Pursuant to the Separation Agreement, upon a general release of claims, Mr. Ridge will receive a lump sum cash payment of $5,000 and a grant of restricted stock units (“RSUs”), which RSUs will have a grant date value equal to $450,000 and will vest in full on January 1, 2026. The foregoing description of the Separation Agreement is qualified in its entirety by the text of the Separation Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

10.1	Separation Agreement between USA Rare Earth, Inc. and Steve Ridge, dated July 5, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

USA RARE EARTH, INC.

Date: July 9, 2025	By:	/s/ Joshua Ballard
	Name:	Joshua Ballard
	Title:	Chief Executive Officer

2

Exhibit 10.1

July 5, 2025

Mr. Steve Ridge

Re:	Separation and General Release Agreement

Dear Steve:

This Separation and General Release Agreement (this “Agreement”) confirms your retirement and separation from USA Rare Earth, Inc. (the “Company,” and together with its subsidiaries and affiliates, the “Company Group”), effective as of July 4, 2025 (the “Separation Date”). All compensation and benefits will cease as of the Separation Date, except as expressly provided in this Agreement or as otherwise required by law.

1. Consulting Period. From the Separation Date through the later to occur (i) three (3) months following the Separation Date; or (ii) the date in which your Equity Grant (as defined below) vests, (such period of time, the “Consulting Period”), you will provide services to the Company as a consultant on a part-time basis, which services will include advice and guidance related to the position you held with the Company prior to the Separation Date. During the Consulting Period, you will be compensated at a rate of $150 per hour following your submission of detailed invoices to the Company. For the sake of clarity, the Company reserves the right to terminate the Consulting Period at any time.

2. Separation of Employment. Regardless of whether you sign this Agreement, you will receive: (i) any accrued but unpaid base salary through the Separation Date and payment for any accrued but unused paid time off days accrued for calendar year 2024 through the Separation Date, in accordance with the Company Group’s paid time off policy as in effect from time to time; (ii) to the extent you are currently enrolled, your group health insurance will remain in effect through the last day of the month in which the Separation Date occurs, and thereafter you may elect to continue such insurance at your expense as provided by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and/or applicable state law and/or you may elect to convert such policies to individual policies at your expense to the extent provided under such policies or applicable law; (iii) any vested benefits under any Company Group benefit plans in which you participate as of the Separation Date in accordance with the terms of such plans as in effect from time to time; and (iv) reimbursement for any unreimbursed business expenses incurred by you through the Separation Date in accordance with Company Group policy pursuant to the terms of such policy as in effect from time to time ((i) through (iv) collectively, the “Accrued Amounts”). Except for any portion of the Accrued Amounts not already provided to you, you acknowledge and agree that, but for your execution and non-revocation of this Agreement, you are owed no further compensation or benefits (whether accrued as of the date hereof or expected to accrue in the future) related to your employment with the Company.

3. Separation Benefits/Consideration. If (i) you sign, date, and return this Agreement, and do not revoke it, within the time period set forth below, and (ii) you comply with the terms of this Agreement, the “Restrictive Covenant Agreements” (as defined below) that will remain in effect following the Separation Date (as detailed further below), and the “Restricted Stock Unit Grant Notice” (as detailed further below), the Company will provide you with the following (collectively, the “Separation Benefits”):

●	An issuance of restricted stock units with a grant date value equal to $450,000 which shall vest in full January 1, 2026 (the “Equity Grant”) pursuant to the Restricted Stock Unit Grant Notice provided by the Company, which grant shall be effective as of the filing of the S-8 Registration Statement with the SEC (the “Restricted Stock Unit Grant Notice”).

●	Following the “Effective Date” (as defined below) and subject to the discretion of the Board of Directors of the Company (the “Board”), the Board may determine to waive the Lock-Up obligations in accordance with Section 37(c) of the Bylaws of the Company.

●	Upon the first practicable pay period following the “Effective Date” (as defined below), the Company will provide you with a single lump sum cash payment of $5,000.

You agree that you are not entitled to receive the Separation Benefits unless you sign, return, and do not revoke this Agreement within the time period set forth below. You also agree that the Separation Benefits exceed all amounts and benefits to which you may otherwise be eligible (other than the Accrued Amounts), whether under the Offer Letter or otherwise, if you did not execute this Agreement and that the Separation Benefits constitute sufficient consideration for your entering into this Agreement.

4. Compliance with Federal Securities Laws. You agree to comply with all applicable federal securities laws, including any restrictions imposed by any broker or financial institution, including during the period that you are considered an “affiliate” as defined in Rule 144 under the Securities Act of 1933, as amended. This compliance period shall extend for ninety (90) days following the end of the Consulting Period.

5. General Release. (a) In consideration for the right to receive the Separation Benefits in accordance with the terms contained herein and for the mutual promises contained herein and for other good and valuable consideration provided in this Agreement, the sufficiency of which you hereby acknowledge, you (on behalf of yourself and your heirs, administrators, representatives, executors, successors and assigns) hereby knowingly and voluntarily release, waive and discharge, to the fullest extent permitted by law, the Company, and each other member of the Company Group, their respective direct or indirect parents and subsidiaries, affiliates, related entities and insurers and its and their predecessors, successors and assigns, and, with respect to each and all of the foregoing entities (including the Company), all of its and their respective present and former officers, directors, employees, agents, attorneys, members, owners, shareholders, partners, representatives, trustees, employee benefit plans, and administrators or fiduciaries of such plans (all of the foregoing, including the Company, collectively referred to as “Released Parties”), each individually and in their representative capacities, of and from any and all actions, agreements, claims, complaints, damages, expenses (including attorney’s fees and costs), judgments, liabilities, losses, obligations, promises, rights or suits of any kind whatsoever, in law, equity or otherwise, in any jurisdiction, whether known or unknown, suspected or claimed, specifically mentioned herein or not, which you had, have or may have against each and all of the Released Parties by reason of any actual or alleged act, event, occurrence, omission, practice or other matter whatsoever from the beginning of time up to and including the date that you sign this Agreement (collectively, “Claims”), in each case, that relate to your employment with the Company Group and/or the termination thereof, including but not limited to Claims arising out of or in any way relating to:

●	any offer of employment or employment agreement (including the Offer Letter) with the Company Group, and any compensation, benefits and/or equity interests of any kind in connection with your employment (except as otherwise expressly set forth in this Agreement with respect to the Accrued Amounts and the Separation Benefits;

●	any common law, public policy, Company Group policy, contract (whether oral or written, express or implied) or tort law having any bearing on the terms and conditions of your employment and the termination thereof, including without limitation Claims relating to wrongful termination;

●	any federal, state or local law, ordinance or regulation including, but not limited to, the following (each as amended, if applicable): Age Discrimination in Employment Act (including Older Workers Benefit Protection Act); Americans with Disabilities Act; Civil Rights Act of 1866; Civil Rights Act of 1991; Employee Retirement Income Security Act of 1974 (except for any valid claim as to vested benefits included within the Accrued Amounts, if any); Equal Pay Act; Family and Medical Leave Act of 1993; National Labor Relations Act; Title VII of the Civil Rights Act of 1964; Sarbanes-Oxley Act of 2002; Dodd-Frank Wall Street Reform and Protection Act; Worker Adjustment and Retraining Notification Act, ordinance or regulation regarding discrimination, harassment, retaliation, whistleblowing or terms or conditions of employment;

●	any and all claims for compensation of any type whatsoever, including but not limited to claims for salary, wages, bonuses, commissions, incentive compensation, sick pay, benefits, leave, vacation, and/or severance (except as otherwise expressly set forth in this Agreement with respect to the Accrued Amounts and the Separation Benefits;

●	any and all claims arising under tort, contract, and/or quasi-contract law, including but not limited to claims of breach of an expressed or implied contract, tortious interference with contract or prospective business advantage, breach of the covenant of good faith and fair dealing, promissory estoppel, detrimental reliance, retaliation, violation of public policy, invasion of privacy, nonphysical injury, personal injury or sickness or any other harm, negligence, wrongful or retaliatory discharge, fraud, defamation, disparagement, slander, libel, false imprisonment, negligent or intentional infliction of emotional distress; and

●	any and all claims for compensatory or punitive damages, or any other claim for damages or injury of any kind whatsoever, and all claims for monetary or equitable relief, including but not limited to attorneys’ fees, back pay, front pay, reinstatement, experts’ fees, medical fees or expenses, costs, and disbursements.

You agree that you have entered into this Agreement as a compromise and in full and final settlement of all Claims, if any, that you had, have or may have against each and all of the Released Parties and, without limiting the foregoing, you further agree that any and all existing or potential issues that you had, have or may have arising out of or related to your employment with the Company (and any of the other Released Parties) are hereby fully resolved. You also agree that, although you may hereafter discover Claims presently unknown or unsuspected, or new or additional facts from those which you now know or believe to be true, you intend to provide a complete waiver and release of all Claims based on any facts and circumstances, whether known or unknown, up to and including the date that you sign this Agreement, that relate to your employment or the termination thereof. In addition, and without limiting the foregoing, you further hereby waive any and all rights under the laws of any jurisdiction in the United States, or any other country, that limit a general release to those claims that are known or suspected to exist in your favor as of the date you sign this Agreement.

(b) Notwithstanding the foregoing, and for the avoidance of doubt, “Claims” do not include (i) claims to enforce the terms of this Agreement or with respect to your Accrued Rights, (ii) claims that arise after the date that you sign this Agreement (other than any Claims relating to continuing or future effects of alleged past discrimination, each of which are, for the avoidance of doubt, included as Claims released hereunder), (iii) claims that cannot lawfully be released by a private settlement agreement (such as statutory claims for worker’s compensation/disability insurance benefits and unemployment insurance benefits and any right to receive a whistleblower award from a governmental agency or, if applicable to the Company or its affiliates, self-regulatory organization, solely for information provided to any such agencies or organizations), (iv) claims for unemployment or workers’ compensation benefits, (v) claims with respect to any vested benefits under the Employee Retirement Income Security Act of 1974, as amended, and/or (vi) any right to indemnification pursuant to Company organizational documents, insurance policies or applicable law as to any actions, claims, damages, expenses (including attorney’s fees and costs), judgments, liabilities, obligations or suits against you by third parties.

(c) You represent that you have not assigned or transferred your rights with respect to any Claims and that you have not filed, directly or indirectly any legal action or proceeding against any of the Released Parties regarding any Claims. If you commence(d) or participate(d) in any action or proceeding (including as a member of a class of persons) regarding any Claims, this Agreement shall be a complete defense in such action or proceeding and, to the maximum extent permitted by law, you agree (on behalf of yourself and your heirs, administrators, executors, representatives, successors and assigns) that you will have no right to, and hereby waive any right to, obtain or receive any damages, settlement or personal relief of any kind (including attorneys’ fees and costs) as a result of such action or proceeding.

6. Confirmation of Restrictive Covenants. Notwithstanding anything set forth herein or otherwise to the contrary, you acknowledge and agree that the restrictive covenants set forth in (i) that certain Offer of Employment by and between you and the Company dated March 17, 2023 as amended by that certain Addendum to Offer of Employment Letter dated May 14, 2024 (the “Offer Letter”), and attached hereto as Exhibit A, and the Restricted Stock Unit Grant Notice (together, the “Restrictive Covenant Agreements”) shall remain in full force and effect regardless of the provisions of the Addendum to Offer of Employment Letter dated May 14, 2024 for one (1) year following the Separation Date.

7. Entire Agreement; Governing Law; Exclusive Jurisdiction; Jury Waiver; Severability. (a) Upon its effectiveness, this Agreement (and any documents referenced herein, including the Restrictive Covenant Agreements), together with any benefit plans relating to the Accrued Amounts, and any intellectual property rights of the Company or other Released Parties) contains the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes and replaces all prior and contemporaneous agreements, representations and understandings (whether oral or written) regarding your employment relationship with and separation from the Company. You acknowledge and agree that no promises or representations, oral or written, have been made by any of the Released Parties regarding the subject matter hereof other than those promises and representations expressly stated herein, and that you have not relied on any other promises or representations in signing this Agreement. This Agreement may be modified only in a document signed by the parties and referring specifically hereto (other than an email), and no handwritten changes to this Agreement will be binding unless initialed by each party.

(b) This Agreement is governed by and construed in accordance with the laws of the State of Colorado, without regard to its conflicts of laws principles. The parties agree that any disputes arising under or related to this Agreement shall be brought exclusively in the state or federal courts located in the State of Colorado, and each party hereby irrevocably consents to the personal jurisdiction in such courts for the purpose of adjudicating disputes under or relating to this Agreement. With respect to any order or judgment obtained in accordance with the immediately preceding sentence, any party may enforce such order or judgment in any court having personal jurisdiction over the party against whom the order or judgment will be enforced. To the extent permitted by law, YOU AND THE COMPANY HEREBY WAIVE THE RIGHT TO A TRIAL BY JURY FOR ANY DISPUTES ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, IN ANY WAY ARISING OUT OF OR RELATING TO YOUR EMPLOYMENT WITH THE COMPANY).

(c) If any provision of this Agreement is held to be unenforceable by any court of competent jurisdiction, the parties intend that such provision be modified to make it enforceable to the maximum extent permitted by law. If any such provision (other than the general release contained herein cannot be modified to be enforceable, such provision shall become null and void leaving the remainder of this Agreement in full force and effect. You acknowledge and agree that each of the terms, conditions and covenants to which you are subject in this Agreement or otherwise shall be construed for all purposes to be separate and independent from any other terms, conditions or covenants of any of the Released Parties, whether in this Agreement or otherwise, and the existence of any claim by you against the Company or any of the other Released Parties under this Agreement or otherwise, will not excuse your breach of any of the terms, conditions or other covenants contained in this Agreement.

8. Breach. In the event of a breach by you of this Agreement (which, without limitation, includes the Restrictive Covenant Agreements via incorporation by reference), you agree that (i) any obligations of the Company pursuant to this Agreement shall immediately cease and the Company shall also be entitled immediately to recover any portion of the Separation Benefits previously provided to you under this Agreement, and (ii) the Released Parties may have no adequate remedy at law and would be irreparably harmed and therefore may be entitled to injunctive relief (without proving actual damages or posting a bond or other security), both preliminary and permanent, enjoining such breach (or threatened breach). Such remedies shall be in addition to all other remedies available at law or in equity. The Company, on behalf of itself and each member of the Company Group, acknowledges and agrees that as of the date hereof, none of the Company or any member of the Company Group is aware of any breach by you of this Agreement (which, without limitation, includes the Restrictive Covenant Agreements via incorporation by reference).

9. Miscellaneous. This Agreement shall be binding upon and inure to the benefit of (i) the Released Parties, including the successors and assigns of the Released Parties, all of which are intended third-party beneficiaries, and (ii) you and your heirs, executors, administrators, representatives, successors and assigns (but, in any event, the obligations under this Agreement are not assignable by you and any purported assignment by you shall be null and void). Any waiver by either party of a breach of any term or condition in this Agreement shall not operate as a waiver of any other breach of that term or condition or of any other term or condition, nor shall any failure to enforce any provision operate as a waiver of that provision or of any other provision or constitute or be deemed a waiver or release of any other rights, in law or in equity. This Agreement is not an admission of liability or wrongdoing by you or any of the Released Parties, and such wrongdoing or liability is expressly denied. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which will be deemed one and the same instrument. Any facsimile or pdf copy (or electronic signature) of any party’s executed counterpart of this Agreement will be deemed to be an executed original thereof. All payments and benefits provided hereunder shall be subject to the withholding of all applicable taxes and deductions required by any applicable law.

10. Review of this Agreement; Revocation Period. You acknowledge that you have been given at least 21 days from your receipt of this Agreement to consider its meaning and effect and to determine whether you wish to sign it. If you sign this Agreement before the 21 days are over, you agree that you are voluntarily waiving the rest of the 21 days without any encouragement or pressure from any of the Released Parties to do so. You also agree that any modifications to this Agreement, whether material or immaterial, will not restart the 21-day period. UPON ITS EFFECTIVENESS, THIS AGREEMENT WILL BE A LEGAL AND BINDING CONTRACT. AS SUCH, You are HEREBY encouraged to consult with an attorney of your choosing (AT YOUR OWN EXPENSE) BEFORE signing this Agreement. Once you sign this Agreement, you may change your mind and revoke your acceptance of this Agreement but only within seven (7) days after the date that you signed it. In order to do so, any revocation must be in writing and sent to Victoria Sprenger, Head of People & Culture by overnight mail, signature required to: 100 W Airport Rd, Stillwater, OK 74075, or by victoria.sprenger@usare.com within the seven (7) days after the date that you signed the Agreement. If you do not revoke this Agreement within the seven (7) day period, this Agreement will become effective, enforceable and irrevocable on the “Effective Date”, which is the eighth (8th) day after the date on which you signed this Agreement.

*         *        *

By signing this Agreement, you agree that you have read it in its entirety and understand all of its terms AND EFFECTS, including that you are providing a complete RELEASE of all “claims,” whether known or unknown, up to and including the DATE that you sign this Agreement. You acknowledge that you have had ample time to review this Agreement and to consult with an attorney (if you so chose) and that you are signing IT knowingly AND voluntarily. You ALSO ACKNOWLEDGE THAT THE “Separation Benefits” ARE GREATER THAN any paymentS and/or benefits to WHICH YOU MAY OTHERWISE be ENTITLED IF YOU DID NOT SIGN THIS AGREEMENT.

For the right to receive the Separation Benefits in accordance with the terms hereof, and for the mutual promises contained herein, you must, no later than July 24, 2025, (i) sign and date this Agreement below, and (ii) return the signed Agreement to Victoria Sprenger, Head of People & Culture, USA Rare Earth. If you do not sign and return this Agreement within this time period (or if you timely revoke it as set forth above), the obligations of the Company to provide the Separation Benefits pursuant to this Agreement will be null and void and you will not receive the Separation Benefits. However, in any event, the termination of your employment, compensation, and benefits will still be effective as of the Separation Date, and you will still receive the Accrued Amounts.

PLEASE NOTE THAT THIS AGREEMENT MAY NOT BE EXECUTED BY YOU AND RETURNED TO THE COMPANY UNTIL AFTER THE CLOSE OF BUSINESS ON THE SEPARATION DATE.

[Signatures follow]

If you have any questions, please contact Victoria Sprenger, Head of People & Culture, USA Rare Earth at victoria.sprenger@usare.com. We wish you the best in your future endeavors.

Sincerely,

USA Rare Earth, Inc.

/s/ Joshua Ballard
Name:	Joshua Ballard
Title:	Chief Executive Officer

Voluntarily Agreed to and Accepted:

/s/ Steve Ridge
Steve Ridge

Date: July 4, 2025

Exhibit A

Offer Letter

(Attached.)